EVEREST
199 S. LOS ROBLES AVENUE, SUITE 200 - PASADENA, CALIFORNIA 91101
TEL (626) 585-5920 - FAX (626) 585-5929

June 18, 2009

Via Facsimile: (202) 772-9203

and submitted via EDGAR

Melissa Duru, Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

Station Place, 100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Concord Milestone Plus, L.P. (the “Partnership”)

PREN14A filed May 22, 2009,

by Everest Properties, LLC and Everest Management, LLC

File No. 1-16757

Dear Ms. Duru:

This letter responds to the Staff’s comments conveyed in your letter of June 2, 2009. As a preface to our specific responses, we note that we have ourselves filed several solicitations, and reviewed solicitations by others, that contained very similar proposals and other disclosure. For the present filing, the Staff has made many more comments than we have received in the past, and has commented on statements that we have made on numerous prior occasions without drawing comment. We also believe that several comments appear to be editorial or argumentative in a manner that we do not believe is appropriate for the review process.

Headings and numbered paragraphs below correspond to those in your letter.

PREN 14A filed May 22, 2009

General

1.         The first page of the consent solicitation has been amended in response to the comment.

2.         Everest Properties, LLC and Everest Management, LLC are the entities conducting and financing the solicitation. We have identified each person or entity as a participant that comprises “any committee or group which solicits proxies, any member of such committee or group, and any person whether or not named as a member who, acting alone or with one or more other persons, directly or indirectly takes the initiative, or engages, in organizing, directing, or arranging for the financing of any such committee or group,” in accordance with Instruction 3(a)(iii) to Item 4(b) of Schedule 14A.

The Partnership’s Form 10-K is incorrect: Everest Properties II, LLC, does not have voting or investment control of units owned by Everest Properties, LLC and Everest Management, LLC. Furthermore, the possession of voting or investment control of securities is not a criteria in the definition of “participant” or “participant in a solicitation” in accordance with Instruction 3(a) to Item 4(b) of Schedule 14A.

Millenium Management, LLC is not involved in the conduct or financing of the solicitation and does not meet any of the other criteria that would make it a “participant” or “participant in a solicitation” in accordance with Instruction 3(a) to Item 4(b) of Schedule 14A.

3.         A copy of the Partnership’s limited partnership agreement (“Partnership Agreement”), as provided to us, is being provided to the Staff with the faxed version of this letter. Section 11.2 of the Partnership Agreement provides for the removal and replacement of the General Partner. Section 17-302(e) of the Delaware Revised Uniform Limited Partnership Act authorizes limited partners to act by written consent in the absence of any prohibition in the partnership agreement. There is no provision in the Partnership Agreement that prohibits actions by written consent.

We do not believe the Partnership Agreement or Delaware law provide any steps with which we need to comply in order to be permitted to solicit such written consents.

4.         We do not believe that the Partnership Agreement or Delaware’s limited partnership laws provide such detailed procedures as the comment requests. The solicitation sets forth, under “Voting Procedures for Unit Holders,” the manner in which unit holders should submit their consents. Also, the solicitation has been revised in “Admission of Successor General Partner” to set forth our understanding regarding the effectiveness of the removal of the general partner upon receipt of the Required Consents.

The Partnership Agreement and Delaware’s limited partnership laws are silent regarding deadlines for a solicitation of consents. As the party making the solicitation, as long as we are not violating a provision of the Partnership Agreement or applicable laws (which we are not), we believe we may make the solicitation on whatever terms we determine, including to limit the time period during which we are willing to solicit such consents from our fellow limited partners.

5.         In response to the comment, the referenced text and the first paragraph of “Admission of Successor General Partner” have been revised. Other than amendments to the Partnership Agreement and certificate of limited partnership, we are not aware of any other requirements to become the general partner, once elected.

6.         Section 11.2(c) of the Partnership Agreement contemplates that holders of a majority of the outstanding units may “remove the General Partner and elect a replacement therefor;” which is set forth in the Partnership Agreement as a single action. The Staff’s comment asks us to make our proposal in a way that differs from the voting rights expressly authorized in the Partnership Agreement, and is therefore not an appropriate request for the Staff to make.

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Furthermore, Rule 14a-4(a)(3) requires that the form of proxy set forth “each separate matter intended to be acted upon.” We believe the Partnership Agreement contemplates the removal and election of a replacement taking place in a single action, and we do not intend for the limited partners to act separately on the removal of the general partner and on the appointment of Millenium as its successor.

We have reviewed the September 2004 interim supplement and believe it is applicable only to merger and acquisition transactions and the changes to “charter, bylaw and similar provisions” that result from such transactions. The consent solicitation does not relate to a merger and acquisition transaction, nor does it seek to approve any change to a provision of the Partnership Agreement, but rather the solicitation involves the exercise of rights that are already established in the Partnership Agreement.

Lastly, it would be a meaningless distinction to vote separately on removal of the general partner and electing Millenium, with each being conditioned on the other. In both cases (“bundled” and “unbundled”), the removal of the general partner will not occur unless limited partners approve Millenium as the new general partner, and vice versa. In this type of proposal, separating it into two parts would confuse the matter without providing any benefit to security holders.

Cover Letter

7.         In response to the comment, the referenced text has been revised. Please note that the solicitation statement does not contain any assertion regarding the sales prices obtainable for the company’s properties during such time.

8.         The assertion in the consent solicitation that the general partner “is more concerned with preserving its management fees than with serving the best interests of the Unit Holders” is clearly stated as an opinion, and the factual basis for such opinion is already described throughout the solicitation: the failure to liquidate the partnership during an extremely strong real estate market; the choice Milestone made to apply sales proceeds from the one asset that was sold to pay off the mortgage debt on the other properties, rather than make a significant distribution to investors; the fact that Milestone took those actions when investors have been stuck holding this investment for 20 years and would likely have preferred a liquidation, or at least a distribution of sales proceeds on which they got taxed; and the amount of management fees Milestone receives annually, compared to the one-time amount they might receive in a liquidation. The foregoing are all facts from which it is reasonable to form the opinion expressed in the solicitation.

9.	In response to the comment, the referenced text has been revised.

10.       We believe this comments mischaracterizes the contents of the solicitation, and we refer the Staff to our response in Paragraph 8 above regarding the basis for the opinions we have expressed in the solicitation. Further, it seems inappropriate to us that the Staff would express an opinion about the significance, or lack thereof, of the fees collected from this Partnership compared to Milestone’s fees from

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other properties; or expect that we would have the factual basis to provide information on that subject. The solicitation does not make any statement that Milestone is “dependent” on the fees it collects from the Partnership, nor does the solicitation express a view as to how significant the fees from the Partnership are to Milestone’s property management business. The solicitation does describe why it is in Milestone’s financial self-interest to perpetuate such management fees rather than liquidate the Partnership. We believe the basis for the assertion is already satisfactorily explained in the solicitation.

11.       Please refer to our prior response. We do not believe the comment makes an appropriate request and, like the prior comment, is argumentative. The current general partner is able to disseminate its own materials and provide its own explanations for its actions, and could have done so in its prior reports to investors. We are under no obligation to anticipate or acknowledge that the general partner may have explanations that differ from our view of its conduct. In addition, it would be misleading for us to make such a statement, since we do not believe the general partner has other reasons for failing to liquidate the partnership. The general partner can speak for itself.

Proposal and Supporting Statement, page 3

12.       We do not believe this comment makes an appropriate request. The referenced text are correct factual statements as stated, and we made no statements about the distribution history of the Partnership, which unitholders presumably know already. Furthermore, we do not agree with the Staff’s speculation of how the factual statements being made might be interpreted by a unitholder, nor do we believe it is appropriate for the Staff to make editorial comments such as this one. This comment appears to promote an argument that the general partner might wish to make, but it is not a proper function of the review process to ask us to speculate on and present information that the incumbent general partner might like to see presented. The general partner can speak for itself.

13.       We believe it is not appropriate for the Staff to express editorial comments such as this one. We do not need to argue why we think a liquidation is better, we only need to disclose our intention to cause such a liquidation if Millenium is installed as the new general partner, which we have done. Each unitholder will be able to decide based on his or her own view of whether or not a near-term liquidation would be preferable, and his or her own conclusion about the other points we have made, and vote accordingly. Once again, this comment appears to promote an argument that the general partner might wish to make. The general partner can speak for itself.

“Why should Unit Holders expect Millenium to do better . . . ,” page 3

14.       We believe the statement is self-explanatory and do not understand what clarification is requested. Furthermore, we are not aware of any requirement that we recite provisions of the Partnership Agreement that do not relate to the matter we have proposed. Unitholders may be presumed to be familiar with the Partnership Agreement and the significance of the Class A and Class B units, and a discussion of such topic in this solicitation would be distracting and unnecessary.

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15.       We believe it is not appropriate for the Staff to express editorial comments such as this one, and this comment appears to promote again an argument or point that the general partner might wish to make. Without intending to indicate any agreement with the comment, the solicitation has been amended at page 5.

16.       We believe that the solicitation already meets the standard described in the comment:

(i) “Milestone squandered the opportunity to liquidate during a strong market . . .” - the Partnership’s own reports indicate that they have not sold the remaining properties, and we also believe that the recent real estate boom (and its demise and the subsequent economic downturn) have received as much media coverage as 9/11, the Iraq war and the last presidential election and therefore the “strong market” that recently existed for real estate is self-evident;

(ii) the general partner’s conflict of interest regarding liquidation is explained repeatedly in the solicitation as the conflict between the amount of money that the general partner could receive in a liquidation versus the higher amount it receives every year that it continues to manage the properties for fees; and,

(iii) the basis for the opinion expressed regarding management and administrative fees is disclosed in the solicitation to be our own experience as asset managers, which experience is also described.

Admission of Successor General Partner, page 5

17.       It is not possible to describe every type of material adverse change that could occur. Transactions are frequently conditioned on the non-occurrence of a material adverse change – we believe that this term is widely used and understood, and that the text already provides an adequate example of the types of changes that are contemplated: “bankruptcy, foreclosure or other material impairments on the value or operations of the Partnership’s assets.”

18.       In response to the comment, the referenced text has been revised in order to clarify that Millenium does not reserve a right to withdraw once it is determined that the Required Consents are received.

Information Concerning the Participants and the Proposed New General Partner, page 8

19.       We believe it is not appropriate for the Staff to express editorial comments such as this one. It is in our own interests to convince unit holders that we are qualified to take over control of the Partnership, and we believe the disclosure is satisfactory for our purpose. We have disclosed the same biographical information in numerous prior filings, including solicitations to replace a general partner, without ever receiving such a comment.

Voting Procedures for Unit Holders, page 6

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20.       All the means by which we intend to solicit consents are identified in the solicitation, as required. We understand the obligations of Rule 14a-6. Neither Item 4(a)(3) of Schedule 14A nor any other rule of which we are aware would require a specific statement as to whether we are or are not soliciting via the Internet, or to identify all the means by which we do not intend to solicit consents.

21.       We confirm that the materials will be posted on our publicly available website. Pursuant to Rule 14a-16(n), notice of such availability is being provided in “Distribution and Expiration Date of Solicitation.”

Completion Instructions, page 7

22.       The second page of the cover letter and Voting Procedure for Unit Holders (page 6) both provide the disclosure required by Item 21(b). We do not understand what is meant by the Staff’s comment that it notices that the consents are being delivered to Everest.

Schedule 13G filed May 5, 2000

23.	Corrective filings have been made.

Closing comments: While acknowledging the Staff’s positions, we respectfully decline to make the statements requested. There is no requirement that we do so. To the extent the requested statements are accurate statements of applicable law, there is no reason to obtain from filers a recitation of such law. To the extent the statements go beyond applicable law or reflect interpretations of law that may be open to dispute, it would not be fair or appropriate to require filers to make statements that might prejudice their right to take a contrary position at some later time, if the occasion arose.

We are filing a revised preliminary proxy solicitation concurrently with this letter. Please contact the undersigned if you have any questions regarding our responses to the Staff’s comments and to advise us if the Staff has any further comments.

Very truly yours,

/s/

Christopher K. Davis

Vice President and General Counsel

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